UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BANK OF AMERICA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	56-0906609
(State of incorporation or organization)	(IRS Employer Identification No.)

Bank of America Corporate Center 100 North Tryon Street Charlotte, North Carolina	28255
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.    ☐

Securities Act registration statement file number to which this form relates: 333-110924

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Depositary Shares, each representing a one-fifth interest in a share of 6.75% Perpetual Preferred Stock	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of Registrant’s Securities to be Registered.

The title of the class of securities of Bank of America Corporation (the “Registrant”) to be registered hereunder is: Depositary Shares, each representing a one-fifth interest in a share of Bank of America Corporation 6.75% Perpetual Preferred Stock (the “Depositary Shares”).

Pursuant to an Agreement and Plan of Merger, dated as of October 27, 2003, by and between the Registrant and FleetBoston Financial Corporation (“FleetBoston”), FleetBoston will merge with and into the Registrant (the “Merger”). The Registrant will be the surviving corporation in the Merger and will continue its corporate existence under Delaware law. At the effective time of the Merger, each share of FleetBoston Series VI 6.75% Perpetual Preferred Stock (the “Fleet Perpetual Preferred Stock”) will be converted into one share of the Registrant’s 6.75% Perpetual Preferred Stock (the “Perpetual Preferred Stock”). In accordance with the terms of the Deposit Agreement (the “Deposit Agreement”), dated as of February 21, 1996, by and among Fleet Financial Group, Inc., Fleet National Bank, as depositary, and the holders from time to time of the depositary shares underlying the Fleet Perpetual Preferred Stock (the “Fleet Depositary Shares”), each Fleet Depositary Share, which prior to the Merger represented a one-fifth interest in the Fleet Perpetual Preferred Stock, will, following the Merger, represent a one-fifth interest in a share of Perpetual Preferred Stock.

Upon completion of the Merger, the Registrant will automatically become subject to the obligations of FleetBoston under the Deposit Agreement, and will instruct the depositary to treat the Perpetual Preferred Stock issued in the Merger as new deposited securities under the Deposit Agreement. In accordance with the terms of the Deposit Agreement, the existing depositary receipts formerly evidencing the Fleet Depositary Shares, will automatically evidence the Depositary Shares.

The following is a summary of the material provisions of the Deposit Agreement. This description is qualified by reference to the Deposit Agreement, which is attached as an exhibit hereto, and incorporated herein by reference.

Dividends and Other Distributions. The depositary will distribute all cash dividends or other cash distributions received in respect of the Perpetual Preferred Stock to the record holders of the Depositary Shares in proportion to the numbers of Depositary Shares owned by the record holders on the relevant record date. The depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of the Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the depositary for distribution to record holders of the Depositary Shares.

In the event of a distribution other than in cash (including, without limitation, distributions resulting from stock dividends, splits or plans of reorganization), the depositary will distribute property received by it to the record holders of the Depositary Shares entitled thereto, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with the approval of the Registrant, sell such property and distribute the net proceeds from such sale to such holders.

The Deposit Agreement also contains provisions relating to the manner in which any subscription or similar rights offered by the Registrant to holders of the Perpetual Preferred Stock shall be made available to holders of the Depositary Shares.

Redemption of Depositary Shares. In the event that the Perpetual Preferred Stock is redeemed, the Depositary Shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the Perpetual Preferred Stock held by the depositary. The depositary shall mail a notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the depositary’s books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to the Perpetual Preferred Stock. In the event the Registrant redeems shares of the Perpetual Preferred Stock held by the depositary, the depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of the Perpetual Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata or by lot as may be determined by the depositary.

After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the depositary of the depositary receipts evidencing such Depositary Shares.

Voting the Perpetual Preferred Stock. Upon receipt of notice of any meeting at which the holders of the Perpetual Preferred Stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Perpetual Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Perpetual Preferred Stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of Perpetual Preferred Stock underlying such holder’s Depositary Shares. The depositary will endeavor, insofar as practicable, to vote the number of shares of Perpetual Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Registrant will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting shares of Perpetual Preferred Stock to the extent it does not receive specific instructions from the holders of the Depositary Shares relating to such Perpetual Preferred Stock.

Amendment and Termination of the Deposit Agreement. The form of depositary receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Registrant and the depositary. However, any amendment which materially and adversely alters the rights of the existing holders of the Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Registrant or the depositary only if (i) all of the outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the

Perpetual Preferred Stock in connection with any liquidation, dissolution or winding up of the Registrant and such distribution has been distributed to the holders of the related Depositary Shares.

Charges of Depositary. The Registrant will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Registrant will pay charges of the depositary in connection with the initial deposit of the Perpetual Preferred Stock and any redemption of the Perpetual Preferred Stock. Holders of the Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

Miscellaneous. The depositary will forward to the holders of the Depositary Shares all notices, reports and other communications (including proxy solicitation materials) from the Registrant which are delivered to the depositary and which the Registrant is required to furnish to the holders of the Perpetual Preferred Stock.

Neither the depositary nor the Registrant will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Registrant and the depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any of the Depositary Shares or Perpetual Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, on information provided by persons presenting the Perpetual Preferred Stock for deposit, holders of the Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

Any record holder of the Depositary Shares who has been a holder for at least six months or who holds at least five percent of the outstanding shares of capital stock of the Registrant will be entitled to inspect the transfer books relating to the Depositary Shares and the list of record holders of the Depositary Shares upon certification to the depositary that such holder is acting in good faith and that such inspection is for a proper purpose.

Resignation and Removal of Depositary. The depositary may resign at any time by delivering to the Registrant notice of the depositary’s election to do so, and the Registrant may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Item 2.	Exhibits.

4.1	Amended and Restated Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed May 7, 1999.

4.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed March 30, 2004.

4.3	Certificate of Designation of 6.75% the Bank of America Perpetual Preferred Stock, incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed March 30, 2004.

4.4	Deposit Agreement, dated as of February 21, 1996, by and among Fleet Financial Group, Inc., Fleet National Bank, as depositary, and the holders from time to time of the Depositary Shares, incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K filed March 30, 2004.

4.5	Amendment to the Deposit Agreement, effective as of April 1, 2004, by and between the Registrant and EquiServe, Inc, incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed March 30, 2004.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

BANK OF AMERICA CORPORATION

Date: March 31, 2004	By:	/s/ TERESA M. BRENNER

	Name:	Teresa M. Brenner
	Title:	Associate General Counsel

Exhibit Index

Exhibit No.	Description

4.1	Amended and Restated Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed May 7, 1999.

4.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed March 30, 2004.

4.3	Certificate of Designation of 6.75% the Bank of America Perpetual Preferred Stock, incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed March 30, 2004.

4.4	Deposit Agreement, dated as of February 21, 1996, by and among Fleet Financial Group, Inc., Fleet National Bank, as depositary, and the holders from time to time of the Depositary Shares, incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K filed March 30, 2004.

4.5	Amendment to the Deposit Agreement, effective as of April 1, 2004, by and between the Registrant and EquiServe, Inc., incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed March 30, 2004.